UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Pursuant to §240.14a-12

BARRETT BUSINESS SERVICES, INC.
(Name of registrant as specified in its charter)

Charles M. Gillman Kimberly J. Jacobsen Sherertz Estate of William W. Sherertz Keith L. Barnes Michael L. Boguski Lawrence D. Firestone Daniel C. Molhoek W. Scott Rombach Mark D. Stolper
(Name of person(s) filing proxy statement, if other than the registrant)

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PRELIMINARY COPY – SUBJECT TO COMPLETION

Stockholders for BBSI Value

January 9, 2011

Dear Fellow Stockholders:

For the reasons set forth in the enclosed Proxy Statement, the participants in this solicitation (collectively, “Stockholders for BBSI Value” or “we” or “us”) do not believe that five (5) of the six (6) current directors, specifically Messrs. Thomas Carley, James Hicks, Roger Johnson, Jon Justesen, and Anthony Meeker, of Barrett Business Services, Inc. (“BBSI” or the “Company”) (the “Five Directors”) are capable of acting in the best interests of the Company’s stockholders. We also believe that the Five Directors do not collectively possess the backgrounds and experience necessary to maximize stockholder value.

We seek to remove the Five Directors from the current board of directors and reconstitute the Company’s board of directors to include our seven (7) proposed nominees in order to allow all BBSI stockholders to realize the fullest potential of their investments in the Company. We do not seek to replace or remove current director Mr. Michael Elich nor are we nominating or including Mr. Elich as one of our seven (7) proposed nominees. For the reasons discussed in the enclosed Proxy Statement, we do not believe that the Five Directors are acting or will in the future act in the best interests of the Company’s stockholders.

We have submitted a written request to the Company that the Company call a special meeting of the stockholders on February 21, 2012, pursuant to the Company’s Bylaws. We are seeking your support at such special meeting that the Secretary of the Company has scheduled to be held on             ,             , 2012 at                 :            .m. Pacific Time at             ,             ,             ,             , (including any adjournments, postponements or continuations thereof, the “Special Meeting”), as permitted under the Company’s Bylaws.

We seek your support at the Special Meeting to take the following actions:

(1)	to remove the Five Directors from the Board of the Company and reconstitute the Board and elect the seven (7) nominees proposed by us (our “Nominees”); and

(2)	to vote in our discretion on such other matters as may properly come before the Special Meeting.

We think you will agree that the Five Directors are not acting in the best interests of the BBSI stockholders. The time has come to move forward by electing our Nominees to the Board. We believe that our Nominees possess the skill, experience and motivation that will enable them to represent the best interests of the Company’s stockholders.

We are seeking your support at the Special Meeting. Please read the enclosed Proxy Statement carefully for more detailed information about our Nominees.

On behalf of Stockholders for BBSI Value,

Kimberly J. Jacobsen Sherertz

IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GREEN PROXY CARD, OR

NEED ADDITIONAL COPIES OF OUR PROXY MATERIALS, PLEASE CALL OUR PROXY SOLICITOR

OKAPI PARTNERS LLC AT THE PHONE NUMBERS LISTED BELOW.

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, New York 10022

(212) 297-0720

Stockholders Call Toll-Free: (877) 869-0171

Email: info@okapipartners.com

PRELIMINARY COPY – SUBJECT TO COMPLETION

SPECIAL MEETING OF THE STOCKHOLDERS

OF

BARRETT BUSINESS SERVICES, INC.

PROXY STATEMENT

OF

KIMBERLY J. JACOBSEN SHERERTZ AND OTHER PARTICIPANTS

The participants in this solicitation (collectively, “Stockholders for BBSI Value” or “we” or “us”) are concerned about five (5) of the six (6) directors currently on the board of directors of the Company, specifically Messrs. Thomas Carley, James Hicks, Roger Johnson, Jon Justesen, and Anthony Meeker (the “Five Directors”), of Barrett Business Services, Inc. (“BBSI” or the “Company”). We believe that Five Directors’ membership has resulted in an ineffective board of directors (the “Existing Board”). We have expressed our support for current President, Chief Executive Officer and member of the Board Mr. Michael Elich in public filings with the Securities and Exchange Commission (“SEC”) and are not seeking to remove or replace Mr. Elich. Mr. Elich is not one of our Nominees (as defined below). We believe changes to the composition of the Existing Board are imperative to ensure that the Company is managed in a manner consistent with the best interests of all its stockholders.

We believe an engaged and proactive Board is vital to serve the best interests of the stockholders. We are therefore seeking your support at the special meeting of stockholders scheduled to be held on             ,             , 2012 at                 :            .m. Pacific Time at             ,             ,             ,             , (including any adjournments, postponements or continuations thereof, the “Special Meeting”), to remove the Five Directors and reconstitute the Board and to elect our slate of seven director nominees to the Board (our “Nominees”).

This proxy statement (the “Proxy Statement”) and the enclosed GREEN proxy card are being furnished to the Company’s stockholders by us in connection with the solicitation of proxies for the following:

1)	to remove the Five Directors from the Board of the Company and vote “FOR” the seven (7) nominees proposed by us (our “Nominees”) at the Special Meeting; and

2)	to grant the proxy holders discretion to vote on all other matters as may properly come before the Special Meeting.

Charles M. Gillman, Kimberly J. Jacobsen Sherertz, the Estate of William W. Sherertz, Keith L. Barnes, Michael L. Boguski, Lawrence D. Firestone, Daniel C. Molhoek, W. Scott Rombach, and Mark D. Stolper are the “participants” comprising Stockholders for BBSI Value. As of the date of this Proxy Statement, the participants were cumulatively the record and beneficial owners of an aggregate of 2,593,778 shares of common stock of the Company, which currently represents approximately 26.22% of the issued and outstanding common stock of the Company, all of which will be entitled to vote at the Special Meeting. The Company has set as the record date for determining stockholders entitled to notice of and to vote at the Special Meeting         ,         2012 (the “Record Date”). According to the Company, as of the Record Date, there were             shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), outstanding and entitled to vote at the Special Meeting. The mailing address of the principal executive offices of the Company is 8100 N.E. Parkway Drive, Suite 200 Vancouver, Washington 98662.

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS NOTED HEREIN AND NOT ON BEHALF OF THE COMPANY, EXISTING BOARD OF DIRECTORS, OR MANAGEMENT OF BBSI.

IMPORTANT

STOCKHOLDERS FOR BBSI VALUE URGE YOU TO CAREFULLY CONSIDER THE INFORMATION CONTAINED IN THE ENCLOSED PROXY STATEMENT AND THEN SUPPORT OUR EFFORTS BY USING THE GREEN PROXY CARD TO VOTE “FOR” THE ELECTION OF OUR NOMINEES.

OUR NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF THE COMPANY’S STOCKHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF BBSI CAN BEST BE EXPRESSED THROUGH THE ELECTION OF OUR NOMINEES. ACCORDINGLY, WE URGE YOU TO VOTE THE GREEN PROXY CARD “FOR” THE ELECTION OF OUR NOMINEES.

THIS SOLICITATION IS BEING MADE BY THE STOCKHOLDERS FOR BBSI VALUE AND NOT ON BEHALF OF THE COMPANY, EXISTING BOARD OF DIRECTORS, OR MANAGEMENT OF BBSI. OTHER THAN AS DISCLOSED IN THIS PROXY STATEMENT, WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE SPECIAL MEETING. SHOULD OTHER MATTERS OF WHICH WE ARE NOT AWARE BE BROUGHT BEFORE THE SPECIAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GREEN PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY THE COMPANY OR ANYONE ELSE OTHER THAN US. YOU MAY REVOKE YOUR PROXY BEFORE IT IS VOTED AT THE SPECIAL MEETING BY (1) SUBMITTING A REVOCATION LETTER WITH A LATER DATE THAN THAT ON YOUR PROXY CARD; (2) DELIVERING A SECOND SIGNED PROXY CARD DATED LATER THAN THE FIRST SIGNED PROXY CARD; OR (3) ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

YOUR VOTE IS IMPORTANT, REGARDLESS OF HOW MANY SHARES YOU OWN. STOCKHOLDERS FOR BBSI VALUE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED GREEN PROXY CARD TODAY TO VOTE FOR THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE IN

VOTING YOUR GREEN PROXY CARD, PLEASE CALL:

OKAPI PARTNERS LLC

437 Madison Avenue, 28th Floor

New York, NY 10022

(212) 297-0720

Stockholders Call Toll-Free at 877-869-0171

Email: info@okapipartners.com

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS

FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON

            , 2012

This Proxy Statement and our GREEN proxy card are available at

http://www.         .com

BACKGROUND FOR THE SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	On January 20, 2011 Mr. William W. Sherertz passed away. Mr. Sherertz was the Chairman of the Board and Chief Executive Officer of the Company at the time of his passing.

•

On February 4, 2011, as a result of the passing of William W. Sherertz, the Estate of William W. Sherertz (the “Estate”) and Ms. Sherertz, in her capacity as the sole personal representative of the Estate, became the beneficial owners of 2,644,529 shares of Common Stock.

•

On March 2, 2011 Ms. Sherertz and one of her financial advisors, Mr. Shawn Willard, met with then interim Chief Executive Officer of the Company Mr. Michael Elich and Chairman of the Board of the Company Mr. Anthony Meeker to discuss the Estate and the Company. The main purpose of the meeting was to provide an overview of the position of the Estate relative to its BBSI holdings.

•

On April 28, 2011 Ms. Sherertz filed a Schedule 13D with the SEC, which stated that she had retained D.A. Davidson & Co., a broker dealer, as financial advisor to the Estate and herself individually to assist in monitoring and evaluating their investments in the Company.

•

On May 16, 2011 Ms. Sherertz and one of her representatives met with the Board of the Company to discuss Ms. Sherertz’s belief that the Company and its stockholders would benefit from the addition of individuals to the Board who had a substantial beneficial ownership interest in the Company and a wider variety of business experience. At the May 16 meeting, Ms. Sherertz proposed expanding the number of directors on the Board from six (6) to nine (9) members, with Ms. Sherertz filling one of the seats on the Board and the remaining two positions being filled by persons recommended by Ms. Sherertz.

•

On October 5, 2011 Ms. Sherertz and Mr. Charles Gillman entered a Joint Filing Agreement and formed a “group.” Ms. Sherertz, as sole representative of the Estate and individually, and Mr. Gillman agreed to work together for the purpose of consulting with recognized experts on corporate governance and the proxy advisory process.

•

On October 6, 2011 Ms. Sherertz and Mr. Gillman announced in a public filing with the SEC that they were alarmed by the low level of stock ownership of the Existing Board and that in their experience low levels of stock ownership by boards of companies was contrary to the long-term interests of stockholders of such companies.

•

On November 22, 2011 Ms. Sherertz and Mr. Gillman announced they would assemble a slate of directors to nominate for the Board of the Company at the Company’s next annual meeting of the stockholders and that such proposed slate of directors would be better suited to work with the Company’s current Chief Executive Officer Michael Elich than the current Board.

•

On November 22, 2011, Frederic Dorwart, Lawyers, the law firm retained by Ms. Sherertz and Mr. Gillman, faxed and sent a letter by certified mail on behalf of the group to Mr. Elich notifying him that Mr. Gillman, a member of the group, would like to speak with him.

•

On December 5, 2011 soliciting material pursuant to 17 C.F.R. § 240.14a-12 was published and which indicated that the group supported the Company’s current Chief Executive Officer, management, and branch managers.

•

On December 14, 2011 soliciting material pursuant to 17 C.F.R. § 240.14a-12 was published and which indicated that the group was of the opinion that the Company’s Change in Control Agreements in place with executive management of the Company needed to be revised to conform with industry standards and best practices.

•	On December 16, 2011, Frederic Dorwart, Lawyers, again faxed and sent a letter by certified mail to Mr. Elich asking him to contact Mr. Gillman.

•

On December 21, 2011 Ms. Sherertz and Mr. Gillman, through Frederic Dorwart, Lawyers, sent a letter to the Company pursuant to the Company’s Bylaws requesting that a special meeting of the stockholders be held on February 21, 2012 at 11:00 a.m. Pacific Time at The Heathman Lodge, 7801 NE Greenwood Drive, Vancouver, Washington 98662, for the purpose of removing all of the current directors from the Company’s Board and consideration by the stockholders of the group’s Nominees to serve on the Board of the Company.

•

On December 23, 2011 Frederic Dorwart, Lawyers received by email a PDF of a letter from the law firm Miller Nash LLP requesting that certain types of future communications by Frederic Dorwart, Lawyers relating to the Company be directed to Mary Ann Frantz at Miller Nash LLP.

•

On December 29, 2011 Ms. Sherertz and Mr. Gillman, through Frederic Dorwart, Lawyers, sent another letter to the Company amending its request for a special meeting of the stockholders to be called by the Secretary of the Company. Specifically, the amendment stated that the purpose of the special meeting was the removal of the Five Directors and consideration by the stockholders of the group’s Nominees to serve on the Board of the Company.

REASONS FOR THE SOLICITATION

Stockholders for BBSI Value believe that the primary responsibility of directors is to create stockholder value, and has determined that a new slate of directors would be better able to create stockholder value than the Existing Board.

Several of the participants in this solicitation have previously expressed their concern over a lack of appropriate corporate governance at the board level within the Company. One example of this deficiency is the Existing Board’s unwillingness to follow industry standards and best practices in the area of executive change in control agreements. Stockholders for BBSI Value are concerned that the Existing Board has in the past entered into such agreements that are contrary to the best interests of BBSI stockholders. For example, according to the Company’s 10Q filed with the SEC on May 9, 2011 for the period ending March 31, 2011, Mr. Elich’s Change in Control Agreement requires the Company to pay Mr. Elich, upon exercise of his rights under such agreement, three (3) times the sum of his annual salary and his target bonus. We believe a separation payment multiplier of three (3) is not in line with industry standards and best practices. We also believe the events that constitute a “Change in Control” in Mr. Elich’s Change in Control Agreement, along with those other change in control agreements disclosed in the Company’s May 9, 2011 10Q, are not industry standard. For example, the Company’s change in control agreements provide that a “Change in Control” occurs if there is a change in the majority composition of the board of directors of the Company. This is not standard nor in the best interests of the Company or its stockholders. We believe that the Company’s change in control agreements need to be amended so that, at the very least, the length of the term of those agreements, the events constituting a “Change in Control” and “Good Reason,” and the separation payment multiplier are in accordance with industry standards for such agreements.

Stockholders for BBSI Value believe that the five directors lack expertise in the area of workers compensation insurance. This lack of expertise exposes the Company to severe risks that could have a material negative impact on its financial results. At the same time, the lack of a deep understanding of workers compensation at the board level may lead the Company to make acquisitions in states in which the litigation environment makes it impossible to earn a profit from offering workers compensation insurance.

The board slate proposed in this Proxy Statement includes Nominees with particular experience in the areas of management, sales, marketing, technology, finance, and corporate governance. As a result of this expertise, our Nominees are better qualified to support the Company’s Branch Managers than the Existing Board. Such support will include the implementation of a technology platform that allows the Branch Managers to better serve their existing customers. Support will also include the introduction of a suite of sales tools that allow Branch Managers to accelerate the number of new customer wins.

We believe that the Existing Board’s minimal ownership of Common Stock held outright (i.e., Common Stock owned directly by the Existing Board as opposed to Company-granted Common Stock issuable to the current directors at a future date upon the exercise of stock options and represented by deferred share units) compromises the Existing Board’s ability to properly evaluate and create shareholder value. As of the date of this Proxy Statement the Existing Board owned outright an aggregate of just 167,468 shares of Common Stock, or just 1.7% of the outstanding Common Stock.1 In contrast, we are the beneficial and record owners, on a cumulative basis, of an aggregate of 2,593,778 shares of Common Stock, or approximately 26.22% of the outstanding shares of Common Stock as of the date of this Proxy Statement.

We would like to reaffirm our support of the Company’s current Branch Managers and management team, including Chief Executive Officer Michael Elich. We selected Nominees that we are confident can work effectively and closely with Mr. Elich to grow revenues and profitability over the short, medium, and long term.

We have disclosed these plans and our intentions to file this Proxy Statement in filings with the SEC (Schedule 13D Amendments filed with the SEC on October 6, November 22, 2011, December 22, 2011 and December 30, 2011 and Schedule 14As filed on December 5 and December 14, 2011). We urge you to vote “FOR” our proposal and elect the Nominees named on the enclosed GREEN proxy card. Vote to elect a slate of directors who are willing to work to maximize stockholder value.

1	The number of shares of Common Stock owned by the Existing Board is based on the Company’s Proxy Statement for fiscal year ended December 31, 2010 filed with the SEC on April 18, 2011.

PROPOSAL NO. 1

ELECTION OF THE NOMINEES TO THE BOARD

According to BBSI’s public filings, the Board is currently composed of six (6) directors. Stockholders for BBSI Value have nominated seven (7) highly qualified Nominees who, if elected, would constitute seven (7) of the eight (8) directors of BBSI. Specifically, if all of our Nominees are elected to the Board, the Board will consist of our Nominees and Mr. Michael Elich. Our Nominees will hold office until the expiration of their respective terms and until their successors have been elected and qualified. Our Nominees are committed to acting in the best interest of BBSI’s stockholders and will pursue their efforts diligently and promptly.

Background on the Nominees

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for at least the past five years of each of the Nominees, as well as discussing the specific experience, qualifications, attributes or skills that led us to the conclusion that the person should serve as a Director. Each of our Nominees has consented to serve as a director of the Company and be named in this Proxy Statement as a Nominee. None of the entities referenced below is a parent or subsidiary of the Company.

	September 30,	September 30,
Name	Age	Present Principal Occupation and Five Year Employment History
Keith L. Barnes Address: 4844 NW Barnes Road Portland, Oregon 97210	60	Mr. Barnes served as CEO of Verigy Ltd., a semiconductor equipment company focused on lab and manufacturing test solutions for companies in the communications, consumer electronics, computers and memory industries, from 2006 until his retirement at the end of 2010, and is also the former Chairman of the Board of Directors of Verigy Ltd. Verigy was acquired by Advantest in July, 2011. Mr. Barnes also served as division president of the Agilent Technologies test business which was spun out to become Verigy. Previously, Mr. Barnes served in executive positions with Electroglas, IMS, Cadence and Kontron. Mr. Barnes serves on the board of directors of JDSU and Spansion, both NASDAQ-listed companies, and is a member of the audit and corporate development committees at JDSU and the compensation committee at Spansion. He is also a director of Classic Wines Auction and the San Jose State University Tower Foundation, both non-profit organizations. Until December 2010, Mr. Barnes was a director of NASDAQ-listed Cascade Microtech for seven (7) years, and a member of its audit and nominating & governance committees. Mr. Barnes completed professional director training at Stanford University and received a B.S. from San Jose State University in 1976. Mr. Barnes brings to the Board public company expertise, gained from both his employment history and directorships.
Michael L. Boguski Business Address: 25 Race Avenue Lancaster, PA 17608	48	Mr. Boguski is a director and the President and Chief Executive Officer of Eastern Insurance Holdings, Inc., and its operating subsidiaries. He has been with Eastern since the inception of the workers’ compensation insurance operation in 1997, and has served on the Board of Directors of the company operating subsidiaries since 2001. Mr. Boguski has 25 years of insurance industry experience, including previous positions as Underwriting Manager at Aetna Property & Casualty Company and Alternative Markets Underwriting Manager at the PMA Group. He is a member of the Young Presidents Organization (YPO) and currently serves as the Finance Officer for the

	September 30,	September 30,
Name	Age	Present Principal Occupation and Five Year Employment History
		YPO Keystone Chapter. He has been recognized for various awards, including: 2004 - Junior Achievement Laureate Award; 2003 - Finalist, Ernst & Young, LLP, Entrepreneur of the Year, Central PA; 2001 - Lancaster MS Leadership Class; 2000 - Central Penn Business Journal, Forty Under Forty. Mr. Boguski brings to the Board his significant management and leadership perspectives, and extensive expertise and experience in the area of workers’ compensation insurance. He graduated from Bloomsburg University with a B.S. degree in Business Management.
Lawrence D. Firestone Business Address: 9950 Federal Drive, Suite 100 Colorado Springs, CO 80921	53	Mr. Firestone is the Chief Financial Officer of Xiotech Corporation, a manufacturer of leading edge enterprise storage equipment. Until 2010, he was Executive Vice President and Chief Financial Officer of Advanced Energy Industries, Inc., a NASDAQ-listed $500 million global leader in innovative power conversion and instrumentation solutions for emerging, alternative-energy and IT markets with approximately 1,700 employees worldwide. Mr. Firestone was responsible for the General and Administrative organizations, including Finance and Control, Tax, Information Technology and Facilities, Internal Audit, Corporate Legal, Human Resources and Investor Relations. Previously, he held senior finance positions at Applied Films Corporation a NASDAQ-listed manufacturer of thin film deposition equipment for the LCD television industry, Avalanche Industries, Inc., and Woolson Spice & Coffee Company, Inc. Mr. Firestone is on the board of directors of Qualstar Corporation, where he is a member of the audit committee; and was Amtech Systems, Inc., where he was chairman of the audit & governance committee and a member of the compensation committee and the nominating committee, and Hyperspace Communications, Inc., where he was chairman of the audit & governance committee. Mr. Firestone brings to the Board 30 years of enterprise, operations and financial management experience in global public companies, and experience as a board member who has served as the financial expert and audit committee chairman/member on several public company boards. Mr. Firestone received a B.S.B.A. in Accounting from Slippery Rock State College.
Charles M. Gillman Business address: 15 East 5th Street, 32nd Floor Tulsa, OK	41	Since 2001, Mr. Gillman has provided portfolio management services for Nadel and Gussman, LLC, a management company that employs personnel for business entities related to family members of Herbert Gussman, in Tulsa, Oklahoma. In 2002, Mr. Gillman founded Value Fund Advisors, LLC (“VFA”) as an investment advisor to various Gussman family interests, including Boston Avenue Capital, LLC. Mr. Gillman now serves as a Portfolio Manager of Boston Avenue and other Gussman family entities. Prior to joining Nadel and Gussman, Mr. Gillman held a number of positions in the investment industry and developed an expertise in the analysis of companies going through changes in their capital allocation strategies. From 1992 to 1994, Mr. Gillman was a strategic management consultant in the New York office of McKinsey & Company, a management consulting firm. While at McKinsey, Mr. Gillman worked to develop strategic plans for business units of companies located both inside the United States and

	September 30,	September 30,
Name	Age	Present Principal Occupation and Five Year Employment History
		abroad. Mr. Gillman serves on the board of directors of MRV Communications, a telecom services company; Littlefield Corporation, a charitable gaming company; and CompuMed Inc., a development stage telemedicine company. Mr. Gillman brings to the Board a dedicated expertise in the creation of shareholder value at companies in transition. Mr. Gillman received a bachelor of science, summa cum laude, from the Wharton School of the University of Pennsylvania and serves on the Board of the Penn Club of New York.
Daniel C. Molhoek Business Address: 333 Bridge Street NW Grand Rapids, Michigan 49504	70	Mr. Molhoek is a Partner at the law firm of Varnum, LLC. He has been listed in The Best Lawyers in America® since 1993 and has also been listed in the Michigan Super Lawyers. Mr. Molehoek has previously served as secretary to the board of two publicly held companies, and is a board member of several private companies. He is board chair of a local chapter of Habitat for Humanity. Mr. Molhoek brings to the Board experience advising and providing legal guidance to boards of directors and officers. Mr. Molhoek received a B.S.E. in Industrial Engineering from the University of Michigan, and a J.D., magna cum laude, from the University of Michigan.
W. Scott Rombach Business Address: 2309 Vista Drive Manhattan Beach, CA 90266	41	Mr. Rombach is the Chief Executive Officer of Rombach Capital. Previously, as a sales executive with PeopleSoft, Inc., Mr. Rombach managed large sales teams during numerous multimillion-dollar sales cycles. Prior to its acquisition by Oracle, PeopleSoft was the global leader in providing human resources and payroll software solutions. Mr. Rombach was responsible for the development of executive relationships, sales execution, and contract negotiations. He also regularly utilized global consulting partners, PeopleSoft Consulting, and boutique staffing firms to staff PeopleSoft projects. In addition, he worked closely with PeopleSoft clients in the staffing industry. Mr. Rombach previously worked for Armstrong Laing, where he drove the sales and marketing that enabled this UK start-up to become one of the market leaders in Activity Based Management (ABM) software solutions, which helped secure venture capital to expand U.S. operations. Mr. Rombach serves on the Board of Directors of CompuMed, Inc., a development stage telemedicine company. Mr. Rombach brings to the Board sales and marketing expertise, particularly as it relates to payroll, human resources and benefits administration solutions. Mr. Rombach has an M.B.A. from Georgia State University and a B.A. in Marketing from Michigan State University.
Mark D. Stolper Business Address: 1510 Cotner Ave. Los Angeles, CA 90025	40	Mr. Stolper has served since 2004 as Executive Vice President and Chief Financial Officer of RadNet, Inc., a NASDAQ-listed healthcare company that is the largest owner and operator of outpatient medical diagnostic imaging centers in the United States. At RadNet, among other duties, Mr. Stolper is responsible for all accounting, corporate finance, investor relations, treasury and related financial functions. Previously, Mr. Stolper has had diverse experiences in investment banking, private equity, venture capital investing, and operations, at Broadstream Capital Partners (a Los Angeles-based investment

	September 30,	September 30,
Name	Age	Present Principal Occupation and Five Year Employment History
banking firm he co-founded); West Coast Capital, Eastman Kodak; Archon Capital Partners; and Dillon, Read and Co., Inc. Mr. Stolper is currently a member of the Board of Directors of publicly traded Metropolitan Health Networks, TIX Corporation and CompuMed, Inc. Mr. Stolper brings to the Board extensive leadership experience in financial and corporate governance practices, especially with respect to publicly traded companies. In particular, Mr. Stolper has extensive experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under the Securities Exchange Act of 1934. Mr. Stolper is designated by the Audit Committees of CompuMed, Inc. and Metropolitan Health Networks, Inc. as a “financial expert.” Mr. Stolper has a liberal arts degree from the University of Pennsylvania, a finance degree from the Wharton School, and a postgraduate Award in Accounting from UCLA.

Other Information About our Nominees

The only arrangements or understandings between any of the Nominees and any other person or persons pursuant to which he was or is to be selected as a director or nominee is the consent of such Nominee to be included in the slate to be proposed at the special meeting being called herein, and to serve as a director of BBSI if elected as such. In addition, Ms. Sherertz has asked Mr. Barnes to serve as chairman of the BBSI board if elected, and has agreed to indemnify the Nominees for claims relating to their agreement to participate in the slate that arise during the proxy solicitation process. Except as set forth herein, there is no arrangement or understanding between any Nominee and any other person pursuant to which he was or is to be selected as a Nominee or director. None of the Nominees or participants in the solicitation is a party adverse to BBSI or any of its subsidiaries or has a material interest adverse to BBSI or any of its subsidiaries in any material pending legal proceedings. None of the Nominees currently holds any employment position or office with BBSI, nor are there any family relationships between any Nominees. None of the Nominees has been involved in legal proceedings as described in Item 401 of Regulation S-K during the past ten years.

We do not expect that the Nominees will be unable to stand for election. In the event that any Nominee is unable to serve or, for good cause, will not serve, we may seek to replace such Nominee with a substitute nominee to the extent substitution is permissible under the Company’s Bylaws. In a case where we are permitted to substitute a nominee, we will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only in such case will the shares of Common Stock represented by the enclosed GREEN proxy card be voted for substitute nominees. In addition, we reserve the right to challenge any action by BBSI that has, or if consummated would have, the effect of disqualifying the Nominees.

Other than as disclosed in this Proxy Statement, none of the Nominees are, or were within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of BBSI, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Our Nominees understand that, if elected as directors of BBSI, each of them will have an obligation under Maryland law to discharge his duties as a director in good faith, consistent with his fiduciary duties to BBSI and its stockholders.

There can be no assurance or guarantee that the actions our Nominees intend to take as described above will be implemented if they are elected or that the election of our Nominees will improve the Company’s business or otherwise enhance stockholder value.

Director Nominee Independence

The Nominees are independent of BBSI in accordance with the SEC and Nasdaq Stock Market rules on board independence and all are citizens of the United States of America. The Nominees meet the definition of independence set out in Rule 5605(a)(2) of the Nasdaq Stock Market rules as:

1)	The Nominees are not, and have not been at any time during the past three years, employed by BBSI.

2)	None of the Nominees or their Family Members (as such term is defined by Nasdaq Stock Market Rule 5605(a)(2)) have accepted any payments from BBSI in excess of $120,000 during any period of twelve (12) consecutive months within the past three (3) years.

3)	None of the Nominees or their Family Members are, or have been, at any time in the past three years, employed by BBSI as an executive officer.

4)	None of the Nominees or their Family Members are or have been a partner in, or a controlling stockholder or an executive officer of, any organization to which BBSI made, or from which BBSI received, payments for property or services in the current or any of the past three (3) fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is greater.

5)	None of the Nominees or their Family Members are, or have been, employed as executive officers of any entity where at any time during the past three years any of the executive officers of BBSI have served on the compensation committee of such entity.

6)	None of the Nominees or their Family Members are, or have been, partners or employees of BBSI’s outside auditor who worked on BBSI’s audit at any time during the past three (3) years.

With respect to the eligibility of the Nominees to serve as members of the audit committee of the Board, Section 10A of the Exchange Act specifies that each member of the audit committee shall be a member of the Board and shall otherwise be independent. In order to be considered independent for serving on the audit committee of the Board for purposes of Section 10A, the members of the audit committee may not, other than in their capacity as a member of the audit committee, the Board or any other committee of the Board, (i) accept any consulting, advisory or other compensatory fee from BBSI or (ii) be an affiliated person of BBSI or any subsidiary thereof. Accordingly, for the reasons stated above, we believe that the Nominees, if they are elected to the Board and nominated to the audit committee, will satisfy the audit committee independence standards under Section 10A of the Exchange Act following their election to the Board.

WE STRONGLY RECOMMEND THAT YOU VOTE

“FOR” THE ELECTION OF OUR NOMINEES TO THE BOARD.

OTHER MATTERS

We are not aware of any other proposals to be brought before the Special Meeting. However, we would bring before the Special Meeting such business as may be appropriate, including, without limitation, nominating additional persons for directorships, or making other proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this Proxy Statement. Should other proposals be brought before the Special Meeting, the persons named as proxies in the enclosed GREEN proxy card will vote on such matters in their discretion.

SOLICITATION OF PROXIES

Voting and Proxy Procedures

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Special Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Special Meeting even if they sell such shares after the Record Date. Based on publicly available information, we believe that the Common Stock is the only outstanding class of securities of BBSI entitled to vote at the Special Meeting.

Shares represented by properly executed GREEN proxy cards will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted “FOR” the proposal to remove the Five Directors and elect our Nominees to the Board and, except as discussed below, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.

We are asking you to elect our Nominees to the Board. The participants who hold shares of Common Stock intend to vote all of those shares in favor of the election of all the Nominees.

Quorum; Discretionary Voting; Votes Required for Approval

In order to conduct any business at the Special Meeting, a quorum must be present. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting shall constitute a quorum. If a quorum is present, a majority of all the votes cast at the meeting is sufficient to approve any matter which properly comes before the meeting unless the vote of a greater proportion of all the votes cast or voting by classes is required by the Maryland General Corporation Law or the Company’s charter.

A nominee will be elected if the nominee receives a plurality of the votes cast by the shares entitled to vote in the election, provided that a quorum is present. A duly executed proxy will be voted “FOR” the election of the Nominees, unless authority to vote for a director is withheld or a proxy of a broker or other nominee is expressly not voted on this item (a “broker non-vote”). Banks and brokers acting as nominees are not permitted to vote proxies for the election of directors without express voting instructions from the beneficial owner of the shares. Therefore, we urge you as the beneficial owner to give voting instructions to your broker on this voting item if you hold your shares in “street name” (shares held in the name of a bank, broker, or nominee on a person’s behalf). Votes that are withheld and broker non-votes will have no effect on the outcome of the election of directors.

Revocation of Proxies

Stockholders of BBSI may revoke their proxies at any time prior to exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy), by delivering a written notice of revocation, or by delivering a subsequently dated proxy which is properly completed. A revocation may be delivered either to Stockholders for BBSI Value in care of Okapi Partners LLC (“Okapi” or “Okapi Partners”) at the address set forth on the back cover of this Proxy Statement or to the Company’s address at 8100 N.E. Parkway Drive, Suite 200 Vancouver, Washington 98662 or any other address provided by BBSI. Although a revocation is effective if delivered to BBSI, we request that either the original or photostatic copies of all revocations be mailed to Stockholders for BBSI Value in care of Okapi at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the stockholders of record on the Record Date. Additionally, Okapi may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the proposals described herein.

IF YOU WISH TO VOTE “FOR” OUR PROPOSAL TO REMOVE THE FIVE DIRECTORS AND ELECT OUR NOMINEES TO THE BOARD AT THE TIME OF THE SPECIAL MEETING, AND TO GRANT TO THE PERSON NAMED IN THE PROXIES THE ABILITY TO VOTE IN THEIR DISCRETION ON ALL OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

Proxy Solicitation; Expenses

The solicitation of proxies pursuant to this Proxy Statement is being made by Stockholders for BBSI Value. Executed proxies may be solicited in person, by mail, telephone, facsimile, or email. Solicitation may be made by us, including our Nominees, or our employees and their affiliates, none of whom will receive additional compensation for such solicitation. Proxies will be solicited from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses.

Stockholders for BBSI Value has retained Okapi Partners to solicit proxies on its behalf in connection with the Special Meeting. Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders, and will employ approximately             people in its efforts. We have agreed to reimburse Okapi Partners for its reasonable expenses and to pay to Okapi Partners a fee of up to $             Okapi Partners will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

The entire expense of this proxy solicitation, including the reasonable expenses incurred by our Nominees in connection with this solicitation, is being borne by the Estate and Kimberly J. Jacobsen Sherertz. If our Nominees are elected to the Board, Ms. Sherertz will seek reimbursement of such expenses from BBSI and will not submit such reimbursement to a vote of stockholders. In addition to the engagement of Okapi Partners described above, costs related to the solicitation of proxies include expenditures for printing, postage, legal and related expenses and are expected not to exceed $            , of which approximately $             has been expended to date.

ADDITIONAL INFORMATION

Certain Information Concerning the Participants in this Solicitation

Ms. Sherertz was appointed sole personal representative of the Estate on February 4, 2011. The address of the Estate and Ms. Sherertz is 25011 NE Cresap Road, Battle Ground, Washington 98604-8238. Ms. Sherertz is employed as an administrator by Oregon Logistics Distribution Company, an employee leasing company whose business address is 25011 NE Cresap Road, Battle Ground, Washington 98604-8238. The Estate directly owns 2,538,429 shares of Common Stock including options to purchase 102,697 shares of Common Stock that are presently exercisable (approximately 25.66%). Ms. Sherertz directly owns 55,349 shares of Common Stock, including 40,349 shares held on behalf of her minor children (approximately 0.56%). As the sole personal representative of the Estate, Ms. Sherertz is in possession of sole voting and investment power for the Common Stock held by the Estate, and may also be deemed to beneficially own the 2,538, 429 shares of Common Stock of the Issuer held by the Estate. The Estate disclaims beneficial ownership of 55,349 shares of Common Stock directly owned by Ms. Sherertz or held by her on behalf of her minor children. As of the date hereof, Ms. Sherertz may be deemed the beneficial owner of 2,593,778 shares of the Issuer’s Common Stock, or approximately 26.22% of the total number of shares outstanding.

The Estate is currently negotiating a short term bridge loan that will be repaid within 90 days in order to facilitate the exercise of BBSI stock options, and will pledge BBSI stock to secure the loan.

The business address for Mr. Gillman is 15 E. 5th Street, 32nd Floor, Tulsa, Oklahoma 74103. The principal occupation of Mr. Gillman is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for business entities related to family members of Herbert Gussman. Mr. Gillman may be deemed the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by Ms. Sherertz and the Estate by virtue of their joint filings on Form 13D and their “group” formation, but expressly disclaims such ownership.

The other participants in this solicitation are the Nominees. Their names, business addresses, and present principal occupations are listed above under “Background on the Nominees.” None of the Nominees owns shares of Common Stock beneficially, directly, or indirectly. The Nominees expressly disclaim any beneficial ownership of shares owned by the Estate and Ms. Sherertz.

For information regarding purchases and sales of securities of BBSI during the past two years by the participants, see Schedule I.

None of the participants is involved in any material pending legal proceedings with respect to the Company. Except for what is set forth in this Proxy Statement, there is no other arrangement or understanding between any participant, Nominee and any other person pursuant to which he was or is to be selected as a Nominee or director.

Stockholders for BBSI Value reserve the right to retain one or more financial advisors and proxy solicitors, who may be considered participants in a solicitation under Regulation 14A of the Exchange Act.

Other than as disclosed in this Proxy Statement, the participants in this solicitation have had no discussions or other contact with the Company prior to the initiation of this proxy solicitation.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Special Meeting. There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board Meetings and Attendance

According to the Company’s filings, the Board held five meetings during the last full fiscal year. None of our Nominees currently serves as a Director of the Company and did not serve in its last fiscal year.

Board Committees

The Company has a nominating committee, audit and compliance committee, and compensation committee. A discussion of such committees can be found in the Company’s proxy statement filed with the SEC on April 18, 2011.

Director Compensation

None of our Nominees currently serves as a Director of the Company and therefore none has received any compensation from the Company for service as a director.

MISCELLANEOUS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. To the best of our knowledge, based solely on a review of the copies of such reports filed with the Commission, no persons subject to Section 16 failed to timely file reports required by Section 16(a) during the most recent full fiscal year.

Advance Notice Requirements for Stockholder Proposals

Stockholder proposals submitted for inclusion in the Company’s proxy materials for its annual meeting of stockholders should be submitted to the Company in accordance with the deadline provided by it in its proxy statement.

Notice of any proposal that is not submitted for inclusion in the Company’s proxy materials, but instead is sought to be presented directly at its annual meeting of stockholders, should be submitted to the Company in accordance with the deadline provided by it in its proxy statement, and in accordance with its bylaws.

Related Person Transactions

In 2009, BBSI purchased 1.25 acres of riverfront property on the Columbia River in Washougal, Washington, for a total cost of $1.5 million. The purchase price was paid with cash of $1,000,000 and a note payable in the face amount of $500,000. Effective December 23, 2009, the Company entered into a triple net ground lease between BBSI and an entity formed by William W. Sherertz, who was the Company’s Chief Executive Officer, and an outside third party for purposes of constructing, owning, and operating a restaurant on the property. The lease required annual cash payments by the entity of $25,000 through 2011 and 5% of the restaurant’s gross receipts thereafter through the end of the lease in December 2020. BBSI is responsible for paying all real property taxes on the property. Both the Company’s acquisition of the real property in 2009 and entry into the lease with the entity in 2010 were unanimously approved by the members of the Audit Committee. Upon Mr. Sherertz’s death, his interest in the entity formed to construct and operate the restaurant was transferred to the Estate, which holds approximately 25.66% of BBSI’s outstanding Common Stock. The Estate has a line of credit in the amount of $1,500,000 for completion of the restaurant, secured by the property and by BBSI stock.

Oregon Logistics Distribution Company (“OLDC”), an employee leasing company which employs Ms. Sherertz and is owned by the Estate has approximately 35 employees leased from BBSI and working for a Seattle company. OLDC pays BBSI approximately $900,000 to $1,000,000 annually.

Certain information concerning BBSI contained in this Proxy Statement, and the information provided in Schedule II, has been taken from, or is based upon, publicly available information. We have not independently verified the accuracy or completeness of such information.

WE URGE YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

STOCKHOLDERS FOR BBSI VALUE

December , 2011

SCHEDULE I1

TRANSACTIONS IN EACH CLASS OF SECURITIES OF BARRETT BUSINESS SERVICES, INC.

BY THE PARTINCIPANTS DURING THE PAST TWO YEARS

EXCEPT AS OTHERWISE SPECIFIED, ALL PURCHASES AND SALES WERE

MADE IN THE OPEN MARKET

Estate of William W. Sherertz

	September 30,	September 30,
Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Sale
(6,222)	14.0942	6/28/11
(10,000)	14.1049	6/30/11
(14,079)	14.0969	7/1/11
(11,965)	14.1262	7/5/11
(10,000)	14.4581	7/6/11
(10,100)	14.4632	7/7/11
(10,000)	14.5081	7/8/11
(11,863)	14.6903	7/11/11
(9,372)	15.0119	7/12/11
(6,399)	14.8581	7/13/11

[1]

This Schedule I has been amended due to a clerical error in the PREN14A filed with the SEC on December 30, 2011, and which BBSI Stockholders for Value notified counsel of on Tuesday, January 3, 2012. All transactions have been changed to reflect that the transactions on this Schedule I were sales and not purchases.

SCHEDULE II

The following table is compiled from stockholder disclosures of ownership of the Company’s Common Stock filed with the Commission on Schedule 13D and Schedule 13G as of the date of this Proxy Statement as well as the Company’s Proxy Statement for fiscal year ended December 31, 2010 filed with the Commission on April 18, 2011. We have not independently verified the accuracy or completeness of this information, and only the information relating to Ms. Sherertz and to the Estate is within our knowledge.

PRINCIPAL STOCKHOLDERS

	September 30,		September 30,
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(2)		Percent of Class
Greater than 5% Beneficial Owners
Lombardia Capital Partners LLC(1)	611,764		6.0%
Nancy B. Sherertz(1)	842,006	(3)	8.5%
Kimberly J. Sherertz(1)	2,593,778	(4)	26.2%
The Estate of William W. Sherertz(1)	2,538,429	(4)	25.7%
Directors and Executive Officers
Thomas J. Carley	22,500		*
Michael L. Elich	83,748		*
James B. Hicks, Ph.D.	21,608		*
Roger L. Johnson.	5,000		*
Jon L. Justesen	18,427		*
Anthony Meeker	16,185		*
James D. Miller	25,800		*
Gregory R. Vaughn	75,688		*
All directors and executive officers as a group (8 persons)	268,956		2.6%

*	Less than 1% of the outstanding shares of Common Stock.
(1)

The addresses of persons owning beneficially more than 5% of the outstanding Common Stock are as follows: Lombardia Capital Partners LLC, 55 West Monroe Street, Suite 3125, Chicago, IL 60603; Nancy B. Sherertz, 27023 Rigby Lot Road, Easton, MD 21601; and the Estate of William W. Sherertz and Kimberly J. Sherertz, 25011 NE Cresap Road, Battle Ground, Washington 98604.

(2)

Includes options to purchase Common Stock exercisable within 60 days following April 4, 2011, as follows: Mr. Carley, 9,000 shares; Mr. Elich, 41,373 shares; Dr. Hicks, 11,250 shares; Mr. Johnson, 1,500 shares; Mr. Justesen, 5,250 shares; Mr. Meeker, 10,500 shares; Mr. Miller, 23,300 shares; Mr. Vaughn, 46,949 shares; and all directors and executive officers as a group, 149,122 shares.

(3)

Based on information contained in Amendment No. 8 to Schedule 13G filed by Nancy B. Sherertz on January 26, 2010. The amendment to Schedule 13G reports that Ms. Sherertz has sole voting and dispositive power with respect to the shares shown.

(4)

Includes 55,349 shares held by Ms. Sherertz directly (including 40,349 shares held by Ms. Sherertz for her minor children). Also includes 2,538,429 shares (including options to purchase 102,697 shares that are presently exercisable), held by Ms. Sherertz in her capacity as the executor of the Estate of William W. Sherertz, as to which she is in possession of sole voting and investment power.

IMPORTANT

Please review this document and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares of Common Stock you own.

•	If your shares of Common Stock are registered in your own name, please sign, date and mail the enclosed GREEN proxy card to Stockholders for BBSI Value in care of Okapi Partners LLC a proxy solicitation firm that we have engaged to solicit proxies for the Special Meeting, in the enclosed postage-paid envelope provided today.

•	If you have previously signed and returned a proxy card, you have every right to change your vote. Only your latest dated card will count. You may revoke any proxy card already sent by signing, dating and mailing the enclosed GREEN proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Special Meeting by delivering a written notice of revocation or a later dated proxy for the Special Meeting to Okapi Partners, or by voting in person at the Special Meeting.

•	If your shares are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without your instructions.

•	After signing and dating the enclosed GREEN proxy card, do not sign or return any proxy card sent to you by BBSI, even as a sign of protest, because only your latest dated proxy card will be counted.

If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement, or need help voting your shares of Common Stock, please contact our proxy solicitor.

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, New York 10022

(212) 297-0720

Shareholders Call Toll-Free: (877) 869-0171

Email: info@okapipartners.com

PRELIMINARY COPY – SUBJECT TO COMPLETION

GREEN PROXY CARD

BARRETT BUSINESS SERVICES, INC.

SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF

STOCKHOLDERS FOR BBSI VALUE

THE BOARD OF DIRECTORS OF BARRETT BUSINESS SERVICES, INC.

IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints Kimberly J. Jacobsen Sherertz proxy and agent with full power of substitution to vote all shares of Common Stock of Barrett Business Services, Inc. (the “Company”) which the undersigned owned and would be entitled to vote if personally present at the special meeting of stockholders scheduled to be held on                      , 2012 at             :            .m. Pacific Time at             ,             ,             ,             (including any adjournments, postponements or continuations thereof, the “Special Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named proxies and agents or their substitutes with respect to any other matters as may properly come before the Special Meeting that are unknown to the participants in this solicitation (collectively, “Stockholders for BBSI Value”) a reasonable time before this Solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 1 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL NO. 1.

This Proxy will be valid until the completion of the Special Meeting. This Proxy will only be valid in connection with Kimberly J. Jacobsen Sherertz’s solicitation, on behalf of Stockholders for BBSI Value, of proxies for the Special Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PRELIMINARY COPY – SUBJECT TO COMPLETION

GREEN PROXY CARD

STOCKHOLDERS FOR BBSI VALUE RECOMMENDS A VOTE “FOR” PROPOSAL NO. 1 LISTED BELOW

☒ Please mark vote as in this example

(1) Stockholders for BBSI Value’s proposal to remove the Five Directors (Mssrs. Thomas Carley, James Hicks, Roger Johnson, Jon Justesen, and Anthony Meeker) and elect its slate of director nominees to the Company’s Board of Directors.

NOMINEES	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

	☐	☐	☐

(a) Keith L. Barnes			___________

(b) Michael L. Boguski			___________

(c) Lawrence D. Firestone			___________

(d) Charles M. Gillman			___________

(e) Daniel C. Molhoek			___________

(f) W. Scott Rombach			___________

(g) Mark D. Stolper			___________

(2) To vote in their discretion on all other matters as may properly come before the Special Meeting, including any matters incidental to the conduct of the Special Meeting.

FOR	AGAINST	ABSTAIN

☐	☐	☐

KIMBERLY J. JACOBSEN SHERERTZ, ON BEHALF OF STOCKHOLDERS FOR BBSI VALUE, INTENDS TO USE THIS PROXY TO VOTE “FOR” MESSRS BARNES, BOGUSKI, FIRESTONE, GILLMAN, MOLHOEK, ROMBACH, AND STOLPER. THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND ANY OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S)” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

DATED:_________________________________

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.